Source documents:

Footnotes:

1. Excerpts from Internal Revenue Bulletin 2014-23, June 2, 2014.
2. Lodging REIT filings with the Securities and Exchanges Commission:
   a. Hospitality Properties Trust 2014 DEF 14A
   b. Lasalle Hotel Properties, 8-K, May 7, 2014
   c. Strategic Hotels & Resorts, 8-K, May 30, 2013
   d. Felcor Lodging Trust, 8-K, November 13, 2014
   e. Morgans Hotel Group Company, 8-K, May 14, 2014

Endnotes:

1. Historical daily closing stock prices for Gaming and Leisure Properties, Inc., December 2, 2013 to February 26, 2015: Endnotes # 1 and 8, from Google Finance
2. FTSE NAREIT Monthly Equity Loding/Resorts Index Prices, Endnotes # 1, 2 and 9, from REIT.com
3. Faleye, 2007, Endnote # 3
4. Masulis, Wang and Xie, 2007, Endnote # 4
5. Bebchuk, Coates & Subramanian, 2002, Endnote #5
6. Faleye, 2007, p. 525, 525, Endnote # 6
7. Harvard Shareholder Rights project report on declassification, Accessed 2/26/2015, Endnote #7
8. Endnote 8: See 1;
9. Endnote 9: See 2;
10. Subramanian, 2002, Endnote #10
11. Booth, 1988, Endnote #11

Footnotes

F # 1 (1/3)

Accessed on 2/26/2015 at http://www.irs.gov/irb/2014-23_IRB/ar09.html

Internal Revenue Bulletin: 2014-23
June 2, 2014

REG–150760–13

Notice of proposed rulemaking and notice of public hearing
Definition of Real Estate Investment Trust Real Property

Table of Contents

AGENCY:

Internal Revenue Service (IRS), Treasury.

ACTION:

Notice of proposed rulemaking and notice of public hearing.

SUMMARY:

This document contains proposed regulations that clarify the definition of real property for purposes of the real estate investment trust provisions of the Internal Revenue Code (Code). These proposed regulations provide guidance to real estate investment trusts and their shareholders. This document also provides notice of a public hearing on these proposed regulations.

DATES:

Written or electronic comments must be received by August 12, 2014. Requests to speak and outlines of topics to be discussed at the public hearing scheduled for September 18, 2014 must be received by August 12, 2014.

ADDRESSES:

(A) Are time consuming and expensive to install and remove from the tanks or pipelines;

(B) Are designed specifically for the particular tanks or pipelines for which they are a part and are intended to remain permanently in place;

(C) Will sustain damage and will damage the tanks or pipelines if removed;

(D) Do not serve a utility-like function with respect to the tanks or pipelines;

(E) Serve the tanks and pipelines in their passive function of containing tenant's oil;

(F) Produce income only from consideration for the use or occupancy of space within the tanks or pipelines;

(G) Were installed during construction of the tanks or pipelines;

(H) Will remain in place when a tenant vacates the premises; and

(I) Are owned by REIT J.

(iv) The factors described in this paragraph (g) *Example 10* (iii)(A) through (iii)(C) and (iii)(E) through (iii)(I) support the conclusion that the vents and valves are structural components of REIT J's tanks or pipelines within the meaning of paragraph (d)(3) of this section and, therefore, are real property. The factor described in this paragraph (g) *Example 10* (iii)(D) would support a conclusion that the vents and valves are not structural components, but this factor does not outweigh the factors that support the conclusion that the vents and valves are structural components.

(v) Meters are used to measure the oil passing into or out of the pipeline transmission system for purposes of determining the end users' consumption. Over long distances, pressure is lost due to friction in the pipeline transmission system. Compressors are required to add pressure to transport oil through the entirety of the pipeline transmission system. The meters and compressors do not serve the tanks or pipelines in their passive function of containing the tenant's oil, and are used in connection with the production of income from the sale and transportation of oil, rather than as consideration for the use or occupancy of space within the tanks or pipelines. The meters and compressors are not structural components within the meaning of paragraph (d)(3) of this section and, therefore, are not real property.

Example 11. Goodwill. REIT K acquires all of the stock of Corporation A, whose sole asset is an established hotel in a major metropolitan area. The hotel building is strategically located and is an historic structure viewed as a landmark. The hotel is well run by an independent contractor, but the manner in which the hotel is operated does not differ significantly from the manner in which other city hotels are operated. Under GAAP, the amount allocated to Corporation A's hotel is limited to its depreciated replacement cost, and the difference between the amount paid for the stock of Corporation A and the depreciated replacement cost of the hotel is treated as goodwill attributable to the acquired hotel. This goodwill derives its value and is inseparable from Corporation A's hotel. If REIT K's acquisition of Corporation A had been a taxable asset acquisition rather than a stock acquisition, the goodwill would have been included in the tax basis of the hotel for Federal income tax purposes, and would not have been separately amortizable. The goodwill is real property to REIT K when it acquires the stock of Corporation A.

Example 12. Land use permit. REIT L receives a special use permit from the government to place a cell tower on federal government land that abuts a federal highway. Governmental regulations provide that the permit is not a lease of the land, but is a permit to use the land for a cell tower. Under the permit, the government reserves the right to cancel the permit and compensate REIT L if the site is needed for a higher public purpose. REIT L leases space on the tower to various cell service providers. Each cell service provider installs its equipment on a designated space on REIT L's cell tower. The permit does not produce, or contribute to the production of, any income other than REIT L's receipt of payments from the cell service providers in consideration for their being allowed to use space on the tower. The permit is in the nature of a leasehold that allows REIT L to place a cell tower in a specific location on government land. Therefore, the permit is an interest in real property.

Example 13. License to operate a business. REIT M owns a building and receives a license from State to operate a casino in the building. The license applies only to REIT M's building and cannot be transferred to another location.

F#1 (3/3)

REIT M's building is an inherently permanent structure under paragraph (d)(2)(i) of this section and, therefore, is real property. However, REIT M's license to operate a casino is not a right for the use, enjoyment, or occupation of REIT M's building, but is rather a license to engage in the business of operating a casino in the building. Therefore, the casino license is not real property.

(h) *Effective/applicability date*. The rules of this section apply for calendar quarters beginning after the date of publication of the Treasury decision adopting these rules as final regulations in the **Federal Register**.

John Dalrymple *Deputy Commissioner for Services and Enforcement.*

Note

(Filed by the Office of the Federal Register on May 9, 2014, 4:15 p.m., and published in the issue of the Federal Register for May 14, 2014, 79 F.R. 27508)

---

[2] Rev. Rul. 69–94 (1969–1 CB 189), (see § 601.601(d)(2)(ii)(*b*) of this chapter).

[3] Rev. Rul. 71–220 (1971–1 CB 210), (see § 601.601(d)(2)(ii)(*b*) of this chapter).

[4] Rev. Rul. 71–286 (1971–2 CB 263), (see § 601.601(d)(2)(ii)(*b*) of this chapter).

[5] Rev. Rul. 73–425 (1973–2 CB 222), (see § 601.601(d)(2)(ii)(*b*) of this chapter).

[6] Rev. Rul. 75–424 (1975–2 CB 269), (see § 601.601(d)(2)(ii)(*b*) of this chapter).

[7] One of the requirements for qualifying as a REIT is that a sufficiently large fraction of an entity's gross income be derived from certain specified types of income (which include "rents from real property" and "interest on obligations secured by mortgages on real property or on interests in real property"). Section 856(c)(3).

[8] Section 1.1033(g)–1(b)(3) defines *outdoor advertising display* for purposes of the section 1033 election as "a rigidly assembled sign, display, or device that constitutes, or is used to display, a commercial or other advertisement to the public and is permanently affixed to the ground or permanently attached to a building or other inherently permanent structure."

[9] See Rev. Rul. 73–425 (1973–2 CB 222), (see § 601.601(d)(2)(ii)(*b*) of this chapter) (holding that a total energy system that provides a building with electricity, steam or hot water, and refrigeration may be a structural component of that building). The IRS and the Treasury Department are considering guidance to address the treatment of any income earned when a system that provides energy to an inherently permanent structure held by the REIT also transfers excess energy to a utility company.

Hospitality Properties Trust

F# 2 (1)

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Tuesday, June 10, 2014

9:30 a.m., local time

Two Newton Place, 255 Washington Street, Suite 100, Newton, Massachusetts 02458

The Annual Meeting of Shareholders of Hospitality Properties Trust (the "Company") will be held at Two Newton Place, 255 Washington Street, Suite 100, Newton, Massachusetts 02458, on Tuesday, June 10, 2014, at 9:30 a.m., local time. The purposes of the meeting are:

1. to elect the two Trustee nominees identified in the accompanying proxy statement to the Company's Board;

2. to approve an amendment to the Company's Declaration of Trust to permit the annual election of all Trustees;

3. to hold an advisory vote to approve executive compensation;

4. to ratify the appointment of Ernst & Young LLP as independent auditors of the Company to serve for the 2014 fiscal year;

5. to vote on a shareholder proposal, if properly presented at the meeting; and

6. to transact such other business as may properly come before the meeting and at any adjournments or postponements of the meeting.

The Board of Trustees set March 10, 2014 as the record date for the meeting. This means that owners of record of the common shares of the Company as of the close of business on that date are entitled to:

*   receive this notice of the meeting; and

*   vote at the meeting and any adjournments or postponements of the meeting.

You are invited to attend the Annual Meeting of Shareholders in person and we hope that you will be able to join us on June 10. To ensure that your vote is counted at the meeting, however, please vote as promptly as possible.

April 28, 2014

Newton, Massachusetts

By Order of the Board of Trustees,
Jennifer B. Clark
Secretary

The Company urges each shareholder to promptly sign and return the enclosed proxy card or to use telephone or Internet voting. See the "Voting Information" section on page 3 for information about voting by telephone or Internet, and how to attend the Annual Meeting of Shareholders and vote shares in person.



HOSPITALITY PROPERTIES TRUST *2014 Proxy Statement* 2

8-K 1 lhoannualmeeting8-kx2014.htm 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 7, 2014

LASALLE HOTEL PROPERTIES

(Exact name of registrant as specified in its charter)

Maryland	1-14045	36-4219376
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3 Bethesda Metro Center
Suite 1200
Bethesda, Maryland 20814
(Address of principal executive offices)

Registrant's telephone number, including area code: (301) 941-1500

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

F#₂(B)

ITEM 5.02.   **DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.**

At the 2014 Annual Meeting of Shareholders held on May 7, 2014, the shareholders of LaSalle Hotel Properties (the "Company") approved the LaSalle Hotel Properties 2014 Equity Incentive Plan (the "Plan"), under which the Company may issue share-based awards to employees, officers, trustees and other individuals providing bona fide services to the Company or any of its affiliates. The Plan provides for a maximum of 2,900,000 common shares of beneficial interest to be issued in the form of share options, share appreciation rights, restricted or unrestricted share awards, phantom shares, performance awards, incentive awards, other share-based awards, or any combination of the foregoing. In addition, the maximum number of common shares subject to awards of any combination that may be granted under the Plan during any fiscal year to any one individual is limited to 500,000 shares. A description of the material terms of the Plan can be found in the section of the Definitive Proxy Statement on Schedule 14A filed by the Company on March 26, 2014 entitled "Proposal 5—LaSalle Hotel Properties 2014 Equity Incentive Plan" and is incorporated by reference into this Current Report on Form 8-K. A copy of the Plan is filed as Exhibit 10.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

ITEM 5.03.   **AMENDMENTS TO ARTICLES OF INCORPORATION OR BYLAWS; CHANGE IN FISCAL YEAR.**

On May 9, 2014, the Company filed Articles of Amendment to the Amended and Restated Declaration of Trust with the Maryland State Department of Assessments and Taxation to declassify the Company's Board of Trustees and provide for the annual election of trustees commencing with the Annual Meeting of Shareholders to be held in 2015. The amendment does not affect the unexpired terms of trustees elected at the 2013 and 2014 annual meetings. The Articles of Amendment were duly approved by the Company's shareholders at the Annual Meeting of Shareholders held on May 7, 2014 and were effective upon filing. A description of the material terms of the Articles of Amendment can be found in the section of the Definitive Proxy Statement on Schedule 14A filed by the Company on March 26, 2014 entitled "Proposal 4—Amendment to the Company's Declaration of Trust to Declassify the Board of Trustees" and is incorporated by reference into this Current Report on Form 8-K. A copy of the Articles of Amendment is filed as Exhibit 3.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

ITEM 5.07.   **SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.**

On May 7, 2014, the Company held its Annual Meeting of Shareholders. The matters on which the shareholders voted, in person or by proxy were:

(i)   for the election of two Class I trustees of the Company to serve until the 2017 Annual Meeting of Shareholders and until their successors are duly elected and qualified;

(ii)   the ratification of the appointment of the Company's independent registered public accountants for the year ending December 31, 2014;

(iii)   the approval, by non-binding vote, of executive compensation;

(iv)   the approval of an amendment to the Company's Amended and Restated Declaration of Trust to declassify the Board of Trustees; and

(v)   the approval of the LaSalle Hotel Properties 2014 Equity Incentive Plan.

The two nominees were elected, the ratification of the appointment of the independent registered public accountants was approved, executive compensation was approved, the amendment to the Company's Amended and

8-K 1 d547126d8k.htm FORM 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) May 30, 2013 (May 30, 2013)

Strategic Hotels & Resorts, Inc.
(Exact name of registrant as specified in its charter)

Maryland	001-32223	33-1082757
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 West Madison Street
Suite 1700, Chicago
Illinois 60606
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (312) 658-5000

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On May 30, 2013, Strategic Hotels & Resorts, Inc. (the "Company") entered into an amendment, dated as of May 30, 2013 (the "Amendment"), to the Rights Agreement, dated as of November 14, 2008, as amended on November 24, 2009 and November 12, 2012 (as so amended, the "Rights Agreement"), by and between the Company and Computershare Shareowner Services LLC, a New Jersey limited liability company (f/k/a Mellon Investor Services LLC), as rights agent.

Effective as of May 30, 2013, the Amendment accelerates the expiration date of the Company's Series D Junior Participating Preferred Stock Purchase Rights (the "Rights") from the close of business on November 30, 2013 to the close of business on May 30, 2013. Accordingly, as of 5:00 p.m. (Chicago, Illinois time) on May 30, 2013, the Rights expired and the Rights Agreement effectively terminated as of such time.

A copy of the Amendment is attached as Exhibit 4.1 to this report and is incorporated herein by reference. A copy of the Rights Agreement as originally executed is attached as Exhibit 4.1 to the Current Report on Form 8-K of the Company filed on November 19, 2008 and is incorporated herein by reference. A copy of the November 24, 2009 amendment to the Rights Agreement is attached as Exhibit 4.1 to the Current Report on Form 8-K of the Company filed on November 25, 2009 and is incorporated herein by reference. A copy of the November 12, 2012 amendment to the Rights Agreement is attached as Exhibit 4.1 to the Current Report on Form 8-K of the Company filed on November 13, 2012 and is incorporated herein by reference. The foregoing description of the Amendment and the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Amendment and the Rights Agreement.

Item 1.02. Termination of a Material Definitive Agreement.

The information set forth in Item 1.01 of this Current Report is incorporated into this Item 1.02 by this reference.

Item 3.03. Material Modification to Rights of Security Holders.

As a result of the Amendment described in Item 1.01 above, the outstanding Rights expired as of 5:00 p.m. (Chicago, Illinois time) on May 30, 2013.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description
4.1	Amendment No. 3 to the Rights Agreement, dated as of May 30, 2013, by and between Strategic Hotels & Resorts, Inc. and Computershare Shareowner Services LLC (f/k/a Mellon Investor Services LLC), amending the Rights Agreement, dated as of November 14, 2008, as amended on November 24, 2009 and November 12, 2012.

2

Item 8.01   Other Events.

On November 13, 2014, the Board of Directors (the "Board") of FelCor Lodging Trust Incorporated (the "Company") determined it advisable (i) to adopt Articles of Amendment and Restatement (the "Amended Charter") that would amend its charter to, among other things, provide for annual election of all directors and eliminate the classified Board structure and (ii) to recommend to the Company's stockholders that, at their 2015 annual meeting, they approve the Amended Charter.

Declassifying the Board reflects its ongoing commitment to the highest standards of Board accountability, corporate ethics and stockholder engagement. The Board only makes significant changes to long-standing corporate governance policies and practices after careful consideration of the advantages and disadvantages - and appropriateness (both legal and commercial) - of such changes, as well as with the benefit of formal and informal feedback from stockholders. With respect to declassification, the Board carefully considered various factors, notably the Company's stockholders' approval earlier this year of a non-binding advisory stockholder proposal to declassify the Board and institutional investor feedback both before and after that vote, as well as evolving corporate governance practices. Declassification follows prior actions that also strengthen the Company's corporate governance and accountability to the Company's stockholders, including:

- adopting a majority voting standard for uncontested elections of directors,
- establishing a lead independent director with robust authority and responsibility,
- establishing a management incentive compensation recoupment policy, and
- modifying the Company's executive compensation program so that the Company's executives' incentive compensation is entirely at-risk, primarily based on total stockholder return and financial performance.

Assuming the Company's stockholders approve the Amended Charter at their 2015 annual meeting, at subsequent annual meetings director-candidates will be elected for one-year terms as terms of then-current directors expire.

F #2 (17)

8-K 1 d729314d8k.htm FORM 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 14, 2014

Morgans Hotel Group Co.
(Exact name of registrant as specified in its charter)

Delaware	001-33738	16-1736884
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

475 Tenth Avenue New York, NY	10018
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 277-4100

Not applicable
(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders.

On May 14, 2014, Morgans Hotel Group Co. (the "Company") held its 2014 annual meeting of stockholders (the "2014 Annual Meeting"). At the 2014 Annual Meeting, the four matters set forth below were submitted to vote of the Company's stockholders. On May 20, 2014, IVS Associates, Inc., the independent Inspector of Elections for the 2014 Annual Meeting, delivered to the Company its final, certified voting results for each such matter.

1. *Election of Directors*—The Company's stockholders elected the following nine nominees as directors for one-year terms expiring when their successors are duly elected and qualified: John Brecker, Andrew Broad, John D. Dougherty, Martin L. Edelman, Jason T. Kalisman, Mahmood J. Khimji, Jonathan A. Langer, Michelle S. Russo and Derex Walker. The number of votes cast for and withheld for each nominee were as follows:

Board of Directors Nominees:

Nominee	For	Withheld
John J. Dougherty	14,906,248	196,694
Martin L. Edelman	16,905,991	193,398
Jason T. Kalisman	14,980,706	123,236
Mahmood J. Khimji	16,902,455	196,934
Jonathan A. Langer	14,998,911	104,031
Andrea L. Olshan	13,608,562	1,494,380
Michael E. Olshan	13,608,412	1,494,530
Michelle S. Russo	14,907,780	195,162
Derex Walker	14,907,248	196,694

Kerrisdale Nominees:

Nominee	For	Withheld
Sahm Adrangi	13,636,979	1,194,244
John Brecker	14,186,986	644,237
Andrew Broad	14,186,986	644,237
Alan Carr	13,494,979	1,336,244
Jordon Giancoli	13,636,979	1,194,244
Navi Hehar	13,636,979	1,194,244
L. Spencer Wells	13,636,979	1,194,244

2. *Ratification of Appointment of Independent Registered Public Accounting Firm*—The Company's stockholders ratified the appointment of BDO USA, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2014. The number of votes cast for and against the proposal, as well as the number of abstentions, were as follows:

For	Against	Abstained
29,621,620	101,911	210,634

3. *Advisory Vote on Executive Compensation*—The stockholders approved, by a non-binding, advisory vote, the compensation paid to the Company's named executive officers. The number of votes cast for and against the proposal, as well as the number of abstentions, were as follows:

For	Against	Abstained
17,422,799	1,647,945	10,863,421

4. *Vote on Non-binding Stockholder Proposal Regarding Stockholder Rights Plan*—The stockholders approved the proposal presented by UNITE HERE to require stockholder approval before adopting a new stockholders rights plan and to redeem any such stockholders rights plan now in effect. The number of votes cast for and against the proposal, as well as the number of abstentions, were as follows:

For	Against	Abstained
19,269,519	10,438,591	226,055

F#26(9)

Endnotes

GLPI Historical Stock Prices
Source: Google Finance

Date	Open	High	Low	Close	Volume
26-Feb-15	33.7	33.73	33.52	33.57	469556
25-Feb-15	33.96	34.11	33.61	33.77	559631
24-Feb-15	33.99	33.99	33.51	33.85	427812
23-Feb-15	33.88	33.95	33.49	33.91	380110
20-Feb-15	33.6	33.86	33.51	33.79	389305
19-Feb-15	33.8	33.8	33.48	33.61	364321
18-Feb-15	33.58	34.03	33.33	33.87	411908
17-Feb-15	33.52	33.71	33.3	33.5	260538
13-Feb-15	34.17	34.35	33.53	33.57	347195
12-Feb-15	34	34.35	33.89	34.13	517096
11-Feb-15	33.53	33.87	33.35	33.85	322315
10-Feb-15	33.56	33.66	33.13	33.56	406551
09-Feb-15	33.48	33.86	33.34	33.5	699388
06-Feb-15	33.76	33.76	33.26	33.46	683042
05-Feb-15	33.7	33.93	33.55	33.6	658160
04-Feb-15	33.78	34.05	33.41	33.57	846832
03-Feb-15	32.84	34	32.57	33.74	1635321
02-Feb-15	32.75	33	32.36	32.95	628029
30-Jan-15	32.42	33.19	32.28	32.63	426125
29-Jan-15	32.92	33	32.57	32.99	702790
28-Jan-15	33.13	33.24	32.69	32.8	770097
27-Jan-15	32.19	33.06	32.04	32.97	847027
26-Jan-15	32.59	32.78	32.47	32.65	1351510
23-Jan-15	32.45	32.57	32.05	32.47	2675088
22-Jan-15	32.22	32.48	32.08	32.44	798451
21-Jan-15	32	32.37	31.84	32.02	531755
20-Jan-15	32.31	32.35	31.7	31.92	436946
16-Jan-15	32.04	32.44	31.81	32.21	1376352
15-Jan-15	31.69	32.21	31.59	31.94	2623765
14-Jan-15	31.35	31.72	31.14	31.68	602455
13-Jan-15	31.16	31.5	31.1	31.43	407211
12-Jan-15	31.11	31.35	30.8	31.23	458448
09-Jan-15	30.3	31.36	30.3	31.19	1141952
08-Jan-15	29.33	29.86	29.25	29.51	1445991
07-Jan-15	28.69	29.26	28.49	29.21	845482
06-Jan-15	28.99	29.08	28.27	28.54	1243990
05-Jan-15	29.58	29.58	28.86	28.97	1343346
02-Jan-15	29.51	29.72	29.26	29.69	480013
31-Dec-14	29.48	29.64	29.26	29.34	396247
30-Dec-14	29.81	29.83	29.32	29.5	401365
29-Dec-14	29.62	30.06	29.43	29.82	364765
26-Dec-14	29.64	29.69	29.37	29.62	292740
24-Dec-14	29.63	29.74	29.47	29.54	431395
23-Dec-14	29.52	29.75	29.4	29.61	330927

Change from Spin-off

Start: $47.04 (12/2/14)

End: $33.57 (2/26/15)

Difference = $-13.47
(-29%)

From high

$50.82 → -$17.25

(-34%)

B #1, 8

22-Dec-14	28.99	29.52	28.86	29.5	687699
19-Dec-14	29	29.08	28.75	29.03	1648289
18-Dec-14	29	29.33	28.67	28.94	500851
17-Dec-14	28.23	28.92	28.16	28.91	637543
16-Dec-14	28.1	28.35	27.66	28.22	805498
15-Dec-14	28.68	28.89	28.01	28.16	646063
12-Dec-14	29.38	29.38	28.79	28.79	729210
11-Dec-14	29.46	29.71	29.39	29.39	366005
10-Dec-14	29.59	29.86	29.4	29.53	647580
09-Dec-14	29.78	30	29.51	29.73	591551
08-Dec-14	30.27	30.55	29.8	30.03	730656
05-Dec-14	30.14	30.23	29.92	30.22	779814
04-Dec-14	30.33	30.9	29.89	30.22	572763
03-Dec-14	30.55	30.74	30.3	30.34	463564
02-Dec-14	31.12	31.12	30.61	30.68	460182
01-Dec-14	31.53	31.86	31.04	31.12	430743
28-Nov-14	30.75	31.91	30.75	31.9	595607
26-Nov-14	32.28	32.3	31.7	31.72	783014
25-Nov-14	32.52	32.58	32.16	32.26	615197
24-Nov-14	32.06	32.55	31.98	32.43	701077
21-Nov-14	32.29	32.73	32.28	32.61	430338
20-Nov-14	32.06	32.37	32.06	32.24	517075
19-Nov-14	31.97	32.21	31.89	32.08	917864
18-Nov-14	32.01	32.28	32	32.1	357733
17-Nov-14	31.89	32.08	31.75	32.01	502230
14-Nov-14	32.02	32.21	31.75	31.97	763051
13-Nov-14	31.89	32.32	31.78	32.08	467174
12-Nov-14	31.85	32.1	31.76	31.78	906186
11-Nov-14	31.67	31.9	31.51	31.85	722763
10-Nov-14	31.91	32.14	31.68	31.72	432711
07-Nov-14	31.69	32.16	31.63	31.97	680345
06-Nov-14	31.63	31.81	31.5	31.63	745117
05-Nov-14	31.59	31.81	31.4	31.75	744746
04-Nov-14	31.48	31.6	31.46	31.51	813912
03-Nov-14	31.17	31.58	31.14	31.41	669882
31-Oct-14	31.36	31.66	31.04	31.25	858183
30-Oct-14	31.04	31.19	30.96	31.09	1325523
29-Oct-14	31.35	31.78	30.98	31.09	838576
28-Oct-14	32.3	32.3	31	31.46	666286
27-Oct-14	31.89	32.35	31.81	32.34	887180
24-Oct-14	32.08	32.1	31.75	31.98	436760
23-Oct-14	31.89	32.46	31.59	32.01	1459473
22-Oct-14	31.97	32.17	31.51	31.7	1173462
21-Oct-14	32.12	32.23	31.98	32.01	484765
20-Oct-14	31.63	32.16	31.41	32.15	908152
17-Oct-14	31.66	31.97	31.41	31.58	718772
16-Oct-14	30.65	31.53	30.65	31.45	690766

E #1, 8

15-Oct-14	30.71	31.2	30.5	31	1215201
14-Oct-14	30.25	30.89	30.12	30.83	781249
13-Oct-14	30.27	30.65	30.03	30.06	511956
10-Oct-14	29.88	30.5	29.74	30.2	594259
09-Oct-14	30.21	30.31	29.73	29.94	1485629
08-Oct-14	30.23	30.44	30.02	30.2	1152370
07-Oct-14	30.9	30.94	30.16	30.26	629418
06-Oct-14	30.61	30.99	30.48	30.82	377120
03-Oct-14	30.54	30.64	30.23	30.6	1407857
02-Oct-14	30.9	30.98	30.02	30.37	987822
01-Oct-14	30.87	31.28	30.73	30.94	1936079
30-Sep-14	31.24	31.24	30.76	30.9	808857
29-Sep-14	31.14	31.37	30.88	31.2	620258
26-Sep-14	31.51	31.51	31.1	31.33	1277922
25-Sep-14	31.42	31.54	31.3	31.39	978784
24-Sep-14	31.88	32.03	31.47	31.51	455206
23-Sep-14	31.51	32.02	31.44	31.8	1033409
22-Sep-14	31.82	31.82	31.12	31.5	569731
19-Sep-14	31.51	31.82	31.41	31.59	4287246
18-Sep-14	31.84	31.87	31.35	31.46	828918
17-Sep-14	31.4	31.75	31.34	31.67	1243929
16-Sep-14	31.35	31.59	31.19	31.43	747035
15-Sep-14	31.26	31.79	31.11	31.55	1422454
12-Sep-14	32.38	32.57	31.42	31.45	1564338
11-Sep-14	32.7	32.83	32.32	32.4	919184
10-Sep-14	34.15	34.22	33.11	33.2	1035765
09-Sep-14	33.8	34.36	33.8	34.28	1030903
08-Sep-14	33.5	34.13	33.38	33.89	3039713
05-Sep-14	33.36	33.49	33.22	33.46	689233
04-Sep-14	33.27	33.38	33.11	33.34	777414
03-Sep-14	33.46	33.46	33.13	33.22	865044
02-Sep-14	33.31	33.49	33.11	33.36	1666772
29-Aug-14	33.29	33.44	33.11	33.3	686612
28-Aug-14	33.4	33.49	33.16	33.34	446599
27-Aug-14	33.75	33.81	33.4	33.46	1299504
26-Aug-14	33.53	33.7	33.48	33.59	175317
25-Aug-14	33.46	33.56	33.27	33.51	402857
22-Aug-14	33.4	33.62	33.12	33.26	455493
21-Aug-14	33.79	33.96	33.34	33.39	627739
20-Aug-14	33.58	34	33.55	33.68	914070
19-Aug-14	34.29	34.48	33.95	34	700513
18-Aug-14	34.56	34.64	34.2	34.28	625412
15-Aug-14	34.19	34.47	34.06	34.44	412718
14-Aug-14	34.1	34.36	33.91	34.14	303085
13-Aug-14	33.62	34.06	33.57	34.06	324093
12-Aug-14	33.36	33.66	33.3	33.52	338332
11-Aug-14	33.56	33.56	33.07	33.33	339751

08-Aug-14	33.42	33.42	32.8	33.2	520422
07-Aug-14	33.31	33.9	33.16	33.27	540741
06-Aug-14	33.61	33.63	33.02	33.26	461614
05-Aug-14	34.23	34.45	33.51	33.64	751048
04-Aug-14	34.27	34.31	33.77	34.23	438664
01-Aug-14	33.7	34.15	33.68	33.78	1568681
31-Jul-14	34	34.29	33.44	33.67	1328368
30-Jul-14	34.58	35.02	33.98	34.09	1120214
29-Jul-14	35.5	35.52	34.32	34.45	1122808
28-Jul-14	35.45	35.5	34.61	34.65	1302390
25-Jul-14	35.02	35.09	34.8	34.86	511192
24-Jul-14	36	36.25	34.98	35.06	511201
23-Jul-14	35.9	35.91	35.4	35.84	499795
22-Jul-14	35.15	35.93	34.78	35.88	3417835
21-Jul-14	35	35.14	34.92	34.99	451651
18-Jul-14	35.13	35.28	35	35.1	385360
17-Jul-14	35	35.18	34.9	34.98	647662
16-Jul-14	34.89	35.11	34.58	34.98	853974
15-Jul-14	34.86	35.05	34.52	34.8	711162
14-Jul-14	35.67	35.75	34.65	34.79	803756
11-Jul-14	35.06	35.68	34.79	35.61	1401413
10-Jul-14	35.3	35.98	35.2	35.73	545198
09-Jul-14	35.7	35.91	35.22	35.59	856303
08-Jul-14	35.38	35.7	35.18	35.56	491856
07-Jul-14	35.44	35.69	35.2	35.49	567660
03-Jul-14	35.83	36.03	35.27	35.56	398711
02-Jul-14	36	36.44	35.56	35.72	1890364
01-Jul-14	34.15	35.03	33.94	34.9	2256266
30-Jun-14	33.38	34.45	33.01	33.97	2123389
27-Jun-14	33.08	33.31	32.68	33.23	1673608
26-Jun-14	33.14	33.31	32.82	33.03	495210
25-Jun-14	33.14	33.36	33.12	33.24	631905
24-Jun-14	33.09	33.25	33.09	33.22	911046
23-Jun-14	33.09	33.2	32.81	33.08	848011
20-Jun-14	32.95	33.23	32.83	33.21	1101766
19-Jun-14	32.31	32.95	32.24	32.95	837871
18-Jun-14	32.62	32.63	32.18	32.41	1590687
17-Jun-14	32.82	33.21	32.5	32.51	615833
16-Jun-14	33	33.3	32.55	32.95	758555
13-Jun-14	32.94	33.09	32.75	33	326155
12-Jun-14	33	33.19	32.7	32.94	798986
11-Jun-14	33.23	33.48	32.92	33.04	503428
10-Jun-14	33.63	33.73	33.02	33.18	1149502
09-Jun-14	34.32	34.43	33.99	34.04	1207954
06-Jun-14	33.81	34.43	33.77	34.42	1477698
05-Jun-14	33.87	34.33	33.82	33.9	2342104
04-Jun-14	33.45	34.08	33.45	33.85	2215452

E# 1, 8

03-Jun-14	33.5	33.72	33.2	33.53	634463
02-Jun-14	33.66	33.94	33.37	33.6	880789
30-May-14	33.82	33.91	33.29	33.56	1252241
29-May-14	34.08	34.17	33.78	33.84	1426142
28-May-14	34.23	34.58	34.06	34.11	894860
27-May-14	34.04	34.29	34	34.17	665688
23-May-14	34.01	34.36	33.87	34.05	526458
22-May-14	34	34.2	33.8	33.89	503614
21-May-14	34.15	34.27	33.87	33.99	1251844
20-May-14	34.51	34.51	33.91	34.07	891238
19-May-14	34.72	34.85	34.3	34.42	1024187
16-May-14	34.56	34.92	34.35	34.89	599215
15-May-14	34.69	35.08	34.13	34.55	891893
14-May-14	35.36	36	34.78	34.84	1909636
13-May-14	35.64	35.84	34.9	34.97	4382909
12-May-14	35.47	36.01	35.36	35.5	603620
09-May-14	35.76	36.02	35.47	35.81	288048
08-May-14	35.83	36.13	35.44	35.85	436803
07-May-14	35.83	36	35.41	36	328357
06-May-14	35.87	36	35.56	35.61	293614
05-May-14	35.8	36	35.31	35.99	619003
02-May-14	36.32	36.71	35.89	36	667794
01-May-14	36.85	36.85	36.16	36.44	865690
30-Apr-14	35.58	37.02	35.58	36.75	870421
29-Apr-14	36.41	36.82	36.27	36.67	393256
28-Apr-14	36.05	36.7	35.82	36.36	502520
25-Apr-14	37	37.35	35.99	36.08	785865
24-Apr-14	36.57	37.66	36.52	37.14	1642020
23-Apr-14	38.23	38.23	37.4	37.6	337011
22-Apr-14	37.88	38.5	37.88	38.33	913844
21-Apr-14	37.72	37.87	37.39	37.7	1149135
17-Apr-14	36.32	37.57	36.32	37.52	650581
16-Apr-14	35.73	36.79	35.73	36.5	1041770
15-Apr-14	35.97	36.19	35.37	35.79	639850
14-Apr-14	35.88	36.27	35.61	36	359543
11-Apr-14	35.5	35.86	35.22	35.55	411187
10-Apr-14	36.23	36.56	35.34	35.55	912054
09-Apr-14	35.93	36.34	35.75	36	439678
08-Apr-14	35.89	36.2	35.57	35.75	519215
07-Apr-14	36.38	36.66	35.71	35.79	1020683
04-Apr-14	37.25	37.25	36.26	36.45	1244869
03-Apr-14	37.11	37.45	36.97	37.19	485011
02-Apr-14	37.37	37.49	37.09	37.21	560713
01-Apr-14	36.4	37.5	36.4	37.5	1170719
31-Mar-14	36.54	36.75	36.31	36.46	435050
28-Mar-14	36.65	37.06	36.12	36.18	429694
27-Mar-14	36	36.87	35.89	36.4	599759

EX 1,8

26-Mar-14	36.45	37.24	36.1	36.12	1062132
25-Mar-14	36.32	36.75	36.16	36.58	539768
24-Mar-14	36.22	36.36	35.88	36.03	679160
21-Mar-14	36.23	36.59	35.91	36.24	1275611
20-Mar-14	36.16	36.34	35.92	36.25	289061
19-Mar-14	36.58	36.96	36.16	36.24	1419128
18-Mar-14	36.74	36.86	36.47	36.65	659816
17-Mar-14	37.24	37.58	36.7	36.84	479951
14-Mar-14	37.08	38.31	36.88	37.33	1007556
13-Mar-14	37.28	37.48	36.81	36.97	262543
12-Mar-14	36.31	37.59	36.21	37.47	470513
11-Mar-14	37.26	38.19	37.09	37.21	749356
10-Mar-14	38.51	39.02	37.59	37.82	793993
07-Mar-14	39	39.09	38.3	38.73	1003032
06-Mar-14	38.5	38.75	37.91	38.53	658618
05-Mar-14	38.12	38.59	37.56	38.24	762539
04-Mar-14	38.12	38.79	37.91	38.75	1034649
03-Mar-14	38.08	38.33	37.5	37.94	1673889
28-Feb-14	37.89	38.34	37.42	38.08	14828276
27-Feb-14	37.5	38.23	37.1	37.89	1921077
26-Feb-14	37.58	38.02	36.71	37.46	2174689
25-Feb-14	37.61	38	37.48	38	1367714
24-Feb-14	38	38.26	37.45	37.77	1738531
21-Feb-14	38.66	39.18	37.88	38.23	1732253
20-Feb-14	37.6	38.9	36.64	38.66	1324698
19-Feb-14	38.17	38.86	37.95	38.24	2121646
18-Feb-14	38.34	38.49	37.8	38.44	1691881
14-Feb-14	38.85	38.85	37.97	38.35	1448314
13-Feb-14	38.2	39.19	38	38.84	3226433
12-Feb-14	37.64	37.85	37.36	37.83	706318
11-Feb-14	36.9	37.9	36.8	37.5	1319291
10-Feb-14	36.87	37.2	36.6	37.08	668874
07-Feb-14	36.36	37.09	35.86	36.69	840015
06-Feb-14	34.63	36.1	34.6	35.97	1302727
05-Feb-14	34.34	34.88	34	34.52	768884
04-Feb-14	33.87	34.61	33.75	34.48	622267
03-Feb-14	34.47	35.07	33.76	33.98	1163089
31-Jan-14	34.62	35.18	33.98	34.7	2004165
30-Jan-14	34.68	35.11	34.42	34.6	756234
29-Jan-14	34.46	34.92	33.85	34.2	1049243
28-Jan-14	33.56	34.9	33.56	34.87	715038
27-Jan-14	34.81	35.53	34.16	34.38	675883
24-Jan-14	35	35.39	34.67	34.72	676652
23-Jan-14	35.65	35.85	35.38	35.45	470268
22-Jan-14	35.7	36.25	35.7	35.8	471682
21-Jan-14	35.91	36.43	35.91	36.32	376197
17-Jan-14	35.96	36.62	35.95	36.31	582635

Ex# 1,8

16-Jan-14	36.84	37.46	36.29	36.51	809181
15-Jan-14	37.1	37.84	36.93	37.07	2119167
14-Jan-14	37.12	37.47	36.93	37.23	1381074
13-Jan-14	37.72	38.04	37.23	37.24	1506000
10-Jan-14	38.33	38.38	37.64	37.86	1620077
09-Jan-14	37.5	38.48	37.3	37.75	3437416
08-Jan-14	48.41	49.08	47.5	48.7	3430274
07-Jan-14	49.3	50.98	48.67	49.02	1698703
06-Jan-14	50.19	50.5	49	49.21	1468803
03-Jan-14	50.3	50.7	49.93	50.26	542437
02-Jan-14	50.65	51.57	50.34	50.43	855833
31-Dec-13	50.75	51.26	50.53	50.81	285035
30-Dec-13	49.39	50.6	48.51	50.48	286357
27-Dec-13	50.41	50.48	49.26	49.73	273466
26-Dec-13	50.61	50.61	50.05	50.24	164365
24-Dec-13	49.82	50.48	49.54	50.34	192033
23-Dec-13	49.8	50	49.39	49.91	250320
20-Dec-13	48.96	50	48.96	49.82	1087724
19-Dec-13	49.48	49.69	48.98	49.27	342477
18-Dec-13	50	50	48.84	49.43	2424077
17-Dec-13	49.56	50.5	49.56	49.62	530977
16-Dec-13	49.57	50.41	49.39	50.35	313795
13-Dec-13	50.5	50.5	49.71	50.06	413088
12-Dec-13	51	51.33	50.07	50.16	988656
11-Dec-13	50	51.94	49.4	50.82	901430 → High
10-Dec-13	49.39	50.34	49.13	50.04	658407
09-Dec-13	48.23	49.95	47.15	49.74	1703491
06-Dec-13	46.68	47.39	46.37	47.26	617525
05-Dec-13	46.28	47.08	45.96	46.49	535035
04-Dec-13	46.45	46.85	46.01	46.43	256623
03-Dec-13	46.58	46.7	45.84	46.36	424669
02-Dec-13	46.74	47.11	45.6	47.04	524662 → Current

E# 1 and 2, 9

FTSE NAREIT US Real Estate Index Series

FTSE NAREIT Equity Lodging/Resorts Index

December 1993 - January 2015

Date	Total Return (%)	Total Index	Price Return (%)	Price Index	Income Return (%)	Dividend Yield (%)
Dec-93		100.00		100.00		
Jan-94	-2.51	97.49	-2.51	97.49	0.00	4.78
Feb-94	3.03	100.44	2.28	99.71	0.75	5.32
Mar-94	-0.97	99.47	-0.96	98.75	0.00	5.37
Apr-94	-2.85	96.64	-2.85	95.94	0.00	5.54
May-94	6.22	102.65	5.18	100.91	1.04	5.62
Jun-94	3.27	106.01	3.27	104.21	0.00	5.44
Jul-94	-2.38	103.49	-2.61	101.49	0.23	5.85
Aug-94	-1.99	101.43	-2.76	98.69	0.77	6.07
Sep-94	-3.06	98.33	-3.06	95.67	0.00	6.34
Oct-94	-3.26	95.12	-3.70	92.13	0.44	6.77
Nov-94	-8.13	87.39	-9.19	83.66	1.07	7.72
Dec-94	4.26	91.11	4.24	87.21	0.01	7.40
Jan-95	-3.07	88.31	-3.94	83.77	0.87	7.71
Feb-95	7.26	94.72	6.12	88.90	1.13	7.54
Mar-95	1.66	96.29	1.66	90.38	-0.01	7.42
Apr-95	3.24	99.41	2.61	92.74	0.63	7.35
May-95	2.73	102.12	1.47	94.10	1.26	7.46
Jun-95	1.77	103.93	1.77	95.77	0.00	5.97
Jul-95	2.93	106.98	2.38	98.05	0.55	5.69
Aug-95	3.17	110.37	2.23	100.24	0.94	6.44
Sep-95	5.41	116.34	5.41	105.66	0.00	6.34
Oct-95	-1.73	114.33	-2.21	103.33	0.48	7.81
Nov-95	0.94	115.41	0.02	103.35	0.93	7.92
Dec-95	3.25	119.16	3.24	106.70	0.01	7.53
Jan-96	8.80	129.65	7.50	114.70	1.31	5.99
Feb-96	2.80	133.28	2.48	117.55	0.32	5.91
Mar-96	-1.66	131.07	-1.66	115.60	0.00	7.05
Apr-96	-1.27	129.40	-2.43	112.79	1.16	7.46
May-96	5.25	136.19	4.44	117.80	0.81	7.28
Jun-96	-1.27	134.46	-1.27	116.30	0.00	7.40
Jul-96	-2.03	131.73	-3.12	112.67	1.09	7.66
Aug-96	6.36	140.11	5.61	118.99	0.75	7.38
Sep-96	4.70	146.70	4.71	124.60	-0.01	6.80
Oct-96	2.92	150.98	2.60	127.84	0.32	6.44
Nov-96	6.01	160.06	5.44	134.79	0.58	6.50
Dec-96	11.07	177.78	11.08	149.72	-0.01	5.85
Jan-97	6.42	189.19	5.12	157.38	1.30	5.73
Feb-97	-2.21	185.01	-2.41	153.59	0.20	5.87
Mar-97	1.45	187.69	1.45	155.82	0.00	5.67
Apr-97	-1.96	184.01	-2.81	151.44	0.85	5.95
May-97	0.95	185.76	0.55	152.27	0.40	6.06
Jun-97	6.99	198.75	6.78	162.60	0.21	5.69
Jul-97	4.10	206.90	3.43	168.18	0.67	5.47
Aug-97	0.78	208.51	0.24	168.58	0.54	5.48
Sep-97	16.16	242.21	16.16	195.83	0.00	4.72
Oct-97	0.53	243.50	-0.25	195.34	0.78	4.95
Nov-97	-4.19	233.30	-4.66	186.23	0.47	5.25
Dec-97	-0.87	231.27	-0.87	184.61	0.00	5.39
Jan-98	-1.48	227.85	-2.62	179.77	1.14	5.70
Feb-98	-0.06	227.71	-0.29	179.24	0.23	4.81
Mar-98	-1.29	224.78	-1.28	176.94	0.00	4.88
Apr-98	-5.07	213.38	-5.80	166.67	0.73	5.41
May-98	-4.82	203.09	-5.38	157.71	0.55	5.76
Jun-98	-0.33	202.41	-0.34	157.17	0.01	5.76
Jul-98	-14.38	173.30	-14.62	134.19	0.24	6.70
Aug-98	-16.10	145.40	-16.88	111.54	0.78	7.81
Sep-98	-4.77	138.47	-4.77	106.22	0.00	8.25
Oct-98	-9.11	125.86	-9.21	96.44	0.10	9.10

GLPI comparison

Start: $97.92 (12/13)

End $125.03 (1/15)

Difference: + $27.11 (28%)

Downturn comparison

Start: $146.52 (5/07

End: $20.84 (3/09)

Difference: - $125.68 (- 86%)

Nov-98	2.77	129.35	2.13	98.49	0.65	8.71
Dec-98	-15.66	109.09	-15.67	83.06	0.00	10.35
Jan-99	-0.82	108.20	-0.89	82.32	0.08	5.51
Feb-99	-1.98	106.06	-2.11	80.58	0.14	7.11
Mar-99	0.25	106.32	-0.65	80.06	0.89	9.00
Apr-99	13.74	120.93	12.44	90.02	1.30	7.96
May-99	-3.49	116.71	-3.58	86.80	0.09	8.14
Jun-99	-3.15	113.03	-4.15	83.20	0.99	8.54
Jul-99	-6.21	106.01	-7.38	77.06	1.17	10.36
Aug-99	-6.44	99.18	-6.59	71.98	0.15	11.09
Sep-99	-4.04	95.17	-5.11	68.30	1.07	11.08
Oct-99	-1.00	94.22	-2.47	66.61	1.48	11.37
Nov-99	-2.09	92.25	-2.27	65.10	0.18	11.64
Dec-99	-0.83	91.48	-3.10	63.08	2.27	12.72
Jan-00	4.79	95.86	4.15	65.70	0.63	12.20
Feb-00	-1.97	93.97	-2.15	64.29	0.17	12.47
Mar-00	4.24	97.95	2.94	66.18	1.30	12.11
Apr-00	14.78	112.43	13.10	74.85	1.68	10.74
May-00	-2.06	110.11	-2.23	73.18	0.17	10.98
Jun-00	-0.55	109.50	-1.67	71.96	1.11	11.05
Jul-00	14.08	124.92	12.55	80.99	1.53	9.84
Aug-00	-3.12	121.02	-3.25	78.36	0.13	10.17
Sep-00	2.75	124.35	1.62	79.63	1.13	10.14
Oct-00	-4.41	118.87	-5.71	75.08	1.31	10.78
Nov-00	3.30	122.79	3.16	77.45	0.14	10.45
Dec-00	8.60	133.35	6.56	82.53	2.04	10.14
Jan-01	8.08	144.12	7.55	88.76	0.53	9.43
Feb-01	-3.37	139.27	-3.48	85.67	0.12	9.77
Mar-01	-1.82	136.73	-2.93	83.16	1.11	10.11
Apr-01	4.14	142.39	2.86	85.54	1.28	9.83
May-01	5.29	149.92	5.17	89.96	0.12	9.34
Jun-01	1.84	152.68	0.74	90.63	1.10	9.25
Jul-01	-2.18	149.35	-3.24	87.69	1.06	9.55
Aug-01	-0.30	148.90	-0.41	87.33	0.11	9.59
Sep-01	-32.98	99.79	-34.59	57.12	1.61	14.67
Oct-01	-2.05	97.74	-2.87	55.48	0.82	15.11
Nov-01	18.27	115.60	18.20	65.58	0.07	11.79
Dec-01	5.40	121.84	5.31	69.06	0.09	9.43
Jan-02	9.38	133.27	8.79	75.13	0.59	2.49
Feb-02	5.24	140.26	5.10	78.96	0.15	2.53
Mar-02	9.62	153.76	9.51	86.47	0.11	2.59
Apr-02	1.49	156.05	0.96	87.30	0.53	2.79
May-02	-4.59	148.88	-4.88	83.04	0.29	2.94
Jun-02	0.37	149.43	0.25	83.25	0.12	2.94
Jul-02	-8.25	137.10	-8.86	75.87	0.61	3.27
Aug-02	-5.11	130.10	-5.11	71.99	0.01	3.43
Sep-02	-8.12	119.54	-8.36	65.97	0.25	3.90
Oct-02	-6.01	112.35	-6.78	61.50	0.76	4.41
Nov-02	8.36	121.74	6.41	65.44	1.95	4.14
Dec-02	-1.41	120.02	-1.89	64.20	0.48	4.22
Jan-03	-6.41	112.33	-7.02	59.69	0.62	4.54
Feb-03	-14.44	96.11	-14.46	51.06	0.02	5.29
Mar-03	-0.71	95.43	-1.08	50.51	0.37	5.32
Apr-03	7.81	102.88	7.03	54.06	0.78	4.44
May-03	14.10	117.39	14.06	61.66	0.05	3.88
Jun-03	-1.13	116.06	-1.28	60.87	0.15	3.83
Jul-03	8.94	126.43	8.26	65.90	0.67	3.55
Aug-03	1.16	127.90	1.14	66.65	0.02	3.32
Sep-03	8.25	138.45	8.07	72.03	0.18	3.32
Oct-03	1.29	140.24	0.72	72.55	0.57	2.98
Nov-03	5.63	148.13	5.62	76.63	0.00	2.82
Dec-03	6.70	158.06	6.04	81.26	0.66	2.67
Jan-04	3.51	163.60	3.48	84.09	0.02	2.55
Feb-04	-1.72	160.79	-1.74	82.63	0.02	2.59
Mar-04	5.03	168.88	4.87	86.65	0.17	2.51
Apr-04	-10.16	151.73	-10.62	77.45	0.46	2.79

May-04	4.73	158.91	4.71	81.10	0.02	2.68
Jun-04	3.48	164.44	3.28	83.76	0.20	2.64
Jul-04	0.09	164.59	-0.35	83.47	0.44	2.53
Aug-04	3.71	170.70	3.69	86.55	0.02	2.45
Sep-04	2.25	174.54	2.00	88.28	0.25	2.73
Oct-04	3.28	180.27	2.88	90.82	0.41	2.60
Nov-04	6.60	192.17	6.45	96.68	0.15	2.34
Dec-04	9.15	209.75	8.49	104.89	0.66	2.66
Jan-05	-6.29	196.56	-6.32	98.26	0.03	2.92
Feb-05	-0.93	194.73	-0.95	97.33	0.02	2.87
Mar-05	0.08	194.89	-0.44	96.90	0.52	3.57
Apr-05	2.06	198.91	1.67	98.52	0.39	3.52
May-05	3.26	205.40	3.25	101.72	0.01	3.46
Jun-05	5.04	215.75	4.46	106.26	0.58	3.20
Jul-05	5.56	227.75	5.24	111.83	0.32	3.53
Aug-05	-3.52	219.74	-3.54	107.87	0.02	3.66
Sep-05	-1.57	216.29	-2.21	105.49	0.64	3.92
Oct-05	-2.58	210.70	-2.91	102.42	0.33	4.07
Nov-05	5.98	223.30	5.91	108.47	0.07	4.06
Dec-05	3.10	230.23	2.43	111.11	0.67	4.06
Jan-06	7.94	248.50	7.63	119.59	0.30	3.79
Feb-06	-0.03	248.43	-0.04	119.54	0.01	3.79
Mar-06	5.16	261.24	4.48	124.89	0.68	3.66
Apr-06	-0.63	259.60	-0.93	123.73	0.30	3.68
May-06	-3.54	250.42	-3.56	119.33	0.02	3.97
Jun-06	7.77	269.88	6.96	127.63	0.82	3.99
Jul-06	-2.49	263.17	-2.75	124.12	0.26	4.25
Aug-06	4.51	275.04	4.49	129.69	0.02	4.07
Sep-06	1.34	278.73	0.49	130.33	0.85	4.40
Oct-06	1.88	283.96	1.60	132.41	0.28	4.33
Nov-06	5.23	298.81	5.21	139.31	0.02	4.11
Dec-06	-1.25	295.07	-2.10	136.39	0.84	4.36
Jan-07	5.49	311.28	5.24	143.54	0.25	4.14
Feb-07	-0.62	309.36	-0.63	142.63	0.02	4.20
Mar-07	2.76	317.90	1.99	145.47	0.77	4.25
Apr-07	-0.85	315.20	-1.14	143.81	0.29	4.41
May-07	1.90	321.20	1.88	(146.52)	0.02	4.33 → start
Jun-07	-5.41	303.82	-6.10	137.58	0.69	4.62
Jul-07	-8.71	277.37	-9.00	125.20	0.29	5.11
Aug-07	4.35	289.44	4.33	130.62	0.02	4.90
Sep-07	0.11	289.76	-0.73	129.67	0.84	4.93
Oct-07	1.28	293.47	0.89	130.83	0.39	4.94
Nov-07	-12.82	255.84	-12.85	114.02	0.03	5.66
Dec-07	-10.46	229.07	-11.45	100.96	0.99	6.54
Jan-08	-4.09	219.69	-4.55	96.37	0.45	6.85
Feb-08	-0.79	217.96	-0.82	95.58	0.03	6.91
Mar-08	-2.04	213.51	-3.15	92.57	1.11	7.16
Apr-08	5.95	226.22	5.39	97.56	0.56	6.79
May-08	1.00	228.48	0.96	98.50	0.04	6.73
Jun-08	-20.55	181.53	-21.58	77.24	1.03	8.57
Jul-08	-8.95	165.28	-9.62	69.81	0.67	9.49
Aug-08	8.48	179.30	8.42	75.69	0.06	8.75
Sep-08	-6.40	167.83	-7.82	69.77	1.42	9.49
Oct-08	-33.43	111.72	-34.18	45.92	0.75	13.35
Nov-08	-25.31	83.44	-25.35	34.28	0.04	17.64
Dec-08	10.73	92.39	9.80	37.64	0.92	10.72
Jan-09	-22.15	71.93	-23.06	28.96	0.92	13.94
Feb-09	-28.04	51.76	-28.04	(20.84)	0.00	19.51 → end
Mar-09	10.30	57.09	10.08	22.94	0.22	9.45
Apr-09	67.52	95.64	67.52	38.43	0.00	1.55
May-09	17.74	112.61	17.75	45.25	0.00	1.47
Jun-09	-11.50	99.66	-11.51	40.04	0.01	1.37
Jul-09	12.44	112.06	12.44	45.02	0.00	1.19
Aug-09	11.27	124.69	11.26	50.09	0.01	1.07
Sep-09	16.36	145.09	16.33	58.27	0.03	0.91
Oct-09	-10.81	129.41	-10.81	51.97	0.00	0.11

Nov-09	5.54	136.58	5.41	54.78	0.13	0.23	
Dec-09	13.10	154.47	13.05	61.93	0.05	0.23	
Jan-10	-5.74	145.61	-6.09	58.16	0.35	1.94	
Feb-10	6.24	154.70	6.24	61.79	0.00	1.83	
Mar-10	21.85	188.50	21.78	75.25	0.07	1.52	
Apr-10	13.19	213.36	12.86	84.93	0.32	1.37	
May-10	-13.81	183.89	-13.81	73.20	0.00	1.56	
Jun-10	-6.96	171.09	-7.02	68.06	0.06	1.61	
Jul-10	7.00	183.06	6.67	72.60	0.33	1.51	
Aug-10	-9.46	165.74	-9.46	65.73	0.00	1.67	
Sep-10	11.02	184.00	10.89	72.89	0.12	1.67	
Oct-10	9.58	201.62	9.27	79.65	0.30	1.55	
Nov-10	0.59	202.81	0.59	80.12	0.00	1.52	
Dec-10	8.74	220.53	8.61	87.02	0.13	1.41	
Jan-11	3.57	228.40	3.32	89.91	0.25	1.34	
Feb-11	-0.07	228.23	-0.08	89.84	0.00	1.35	
Mar-11	-3.89	219.35	-4.12	86.14	0.23	1.62	
Apr-11	3.09	226.13	2.86	88.60	0.24	1.57	
May-11	-0.54	224.91	-0.54	88.12	0.00	1.57	
Jun-11	-4.32	215.19	-4.62	84.05	0.30	1.88	
Jul-11	-4.30	205.93	-4.51	80.26	0.21	1.96	
Aug-11	-23.50	157.53	-23.51	61.39	0.01	2.58	
Sep-11	-7.20	146.18	-7.64	56.70	0.43	3.05	
Oct-11	26.02	184.21	25.68	71.26	0.34	2.43	
Nov-11	-2.43	179.73	-2.44	69.52	0.01	2.50	
Dec-11	5.14	188.97	4.67	72.77	0.47	2.59	
Jan-12	10.87	209.51	10.65	80.52	0.22	2.34	
Feb-12	-2.65	203.96	-2.66	78.38	0.01	2.42	
Mar-12	5.15	214.47	4.71	82.07	0.45	2.54	
Apr-12	3.02	220.94	2.80	84.37	0.21	2.47	
May-12	-7.73	203.86	-7.79	77.80	0.06	2.70	
Jun-12	4.54	213.12	4.07	80.97	0.47	2.77	
Jul-12	-5.88	200.59	-6.09	76.04	0.21	2.96	
Aug-12	2.98	206.57	2.97	78.30	0.01	2.87	
Sep-12	2.95	212.67	2.43	80.20	0.53	2.90	
Oct-12	-8.13	195.38	-8.33	73.52	0.20	3.22	
Nov-12	2.03	199.34	2.01	75.00	0.01	3.16	
Dec-12	6.68	212.65	6.08	79.56	0.60	3.14	
Jan-13	7.39	228.37	7.19	85.28	0.20	2.95	
Feb-13	-0.30	227.68	-0.33	85.00	0.03	2.94	
Mar-13	6.21	241.81	5.59	89.75	0.62	2.87	
Apr-13	3.34	249.88	3.14	92.57	0.20	2.79	
May-13	-2.50	243.62	-2.52	90.23	0.02	2.86	
Jun-13	-3.53	235.02	-4.13	86.50	0.60	3.14	
Jul-13	5.56	248.08	5.37	91.15	0.19	2.98	
Aug-13	-4.98	235.73	-5.00	86.59	0.02	3.14	
Sep-13	5.91	249.66	5.24	91.12	0.67	3.26	
Oct-13	5.27	262.81	5.08	95.75	0.19	3.12	
Nov-13	-0.36	261.86	-0.39	95.38	0.03	3.11	
Dec-13	3.29	270.46	2.66	97.92	0.63	3.22	→ start
Jan-14	-2.57	263.50	-2.76	95.21	0.18	3.32	
Feb-14	5.82	278.83	5.79	100.73	0.03	3.13	
Mar-14	2.64	286.19	1.99	102.73	0.65	3.30	
Apr-14	4.39	298.77	4.21	107.05	0.19	3.19	
May-14	2.51	306.26	2.48	109.71	0.03	3.11	
Jun-14	3.55	317.14	2.93	112.92	0.62	3.14	
Jul-14	-2.20	310.18	-2.35	110.27	0.15	3.21	
Aug-14	4.65	324.62	4.63	115.37	0.03	3.07	
Sep-14	-5.14	307.95	-5.83	108.65	0.69	3.69	
Oct-14	11.06	342.01	10.89	120.47	0.18	3.33	
Nov-14	1.75	347.99	1.73	122.56	0.02	3.27	
Dec-14	2.98	358.36	2.36	125.45	0.62	3.19	
Jan-15	-0.19	357.67	-0.34	125.03	0.15	3.23	0.020168 → end

E # 3



Available online at www.sciencedirect.com
ScienceDirect



ELSEVIER

Journal of Financial Economics 83 (2007) 501–529



JOURNAL OF Financial ECONOMICS
www.elsevier.com/locate/jfec

Classified boards, firm value, and managerial entrenchment ☆

Olubunmi Faleye*

College of Business Administration, Northeastern University, Boston, MA 02115, USA

Received 20 July 2005; received in revised form 3 January 2006; accepted 16 January 2006
Available online 20 November 2006

Abstract

This paper shows that classified boards destroy value by entrenching management and reducing director effectiveness. First, I show that classified boards are associated with a significant reduction in firm value and that this holds even among complex firms, although such firms are often regarded as most likely to benefit from staggered board elections. I then examine how classified boards entrench management by focusing on CEO turnover, executive compensation, proxy contests, and shareholder proposals. My results indicate that classified boards significantly insulate management from market discipline, thus suggesting that the observed reduction in value is due to managerial entrenchment and diminished board accountability.

JEL classification: G34

Keywords: Classified boards; Managerial entrenchment; Executive compensation

☆I am indebted to Tina Yang, Anand Venkateswaran, Kenneth Kim, Ashok Robin, Randall Morck, and an anonymous referee for their comments and suggestions, which have helped to improve the paper. I am also indebted to Dmitriy Strunkin for his assistance with the director turnover and board stability data. Research support from the Joseph G. Riesman Research Professorship and the David R. Klock Fund is gratefully acknowledged. An earlier version of the paper was titled "Classified boards and long-term value creation."

*Corresponding author. Tel.: +1 617 373 3712.
E-mail address: o.faleye@neu.edu.

0304-405X/$ - see front matter © 2006 Elsevier B.V. All rights reserved.
doi:10.1016/j.jfineco.2006.01.005

THE JOURNAL OF FINANCE • VOL. LXII, NO. 4 • AUGUST 2007

Corporate Governance and Acquirer Returns

RONALD W. MASULIS, CONG WANG, and FEI XIE*

ABSTRACT

We examine whether corporate governance mechanisms, especially the market for corporate control, affect the profitability of firm acquisitions. We find that acquirers with more antitakeover provisions experience significantly lower announcement-period abnormal stock returns. This supports the hypothesis that managers at firms protected by more antitakeover provisions are less subject to the disciplinary power of the market for corporate control and thus are more likely to indulge in empire-building acquisitions that destroy shareholder value. We also find that acquirers operating in more competitive industries or separating the positions of CEO and chairman of the board experience higher abnormal announcement returns.

FOLLOWING A STRING OF CORPORATE SCANDALS in the United States, legislators and regulators rushed to enact corporate governance reforms, which resulted in the passage of the Sarbanes-Oxley Act of 2002. Yet, these reforms were instituted with little scientific evidence to support their purported benefits. As the impact of these reforms continues to be strongly felt, with further reforms likely in the future, it is of great economic import to understand how major corporate governance mechanisms affect shareholder wealth. A series of recent studies by Gompers, Ishii, and Metrick (GIM, 2003), Bebchuk, Cohen, and Ferrell (BCF, 2004), Bebchuk and Cohen (2005), and Cremers and Nair (2005) examine one important dimension of corporate governance, namely, the market for corporate control. They document negative relations between various indices of antitakeover provisions (ATPs) and both firm value and

*Ronald W. Masulis is from the Owen Graduate School of Management, Vanderbilt University; Cong Wang is from the Faculty of Business Administration, Chinese University of Hong Kong; and Fei Xie is from the School of Management, George Mason University. We thank an associate editor, an anonymous referee, George Benston, Margaret Blair, Paul Chaney, Bill Christie, Harry DeAngelo, Mara Faccio, Amar Gande, Sreeni Kamma, Veronika Krepely, Craig Lewis, Xi Li, Micah Officer, Hans Stoll, René Stulz, Randall Thomas, Robert Thompson, and seminar participants at the Accounting and Finance Research Camp at the Australian Graduate School of Management, the American Finance Association annual meetings in Boston, the Conference on International Markets and Corporate Governance at Georgetown University Law School, the JFI/CRES Corporate Governance Conference at Washington University, Chinese University of Hong Kong, Emory University, Hong Kong University of Science and Technology, University of New South Wales, and Vanderbilt University for helpful comments, and Martijn Cremers and Vinay Nair for providing institutional ownership data. Fei Xie also thanks Haibo Tang from Yale University for his assistance in conducting early analyses on this topic.

E#5

ISSN 1045-6333

THE POWERFUL ANTITAKEOVER FORCE OF STAGGERED BOARDS: THEORY, EVIDENCE, AND POLICY

Lucian Bebchuk, John Coates IV
and Guhan Subramanian

Discussion Paper No. 353

03/2002

Harvard Law School
Cambridge, MA 02138

The Center for Law, Economics, and Business is supported by a grant from the John M. Olin Foundation.

FORTHCOMING, 54 STANFORD LAW REVIEW _ (2002)

The Powerful Antitakeover Force of Staggered Boards: Theory, Evidence, and Policy

Lucian Arye Bebchuk, John C. Coates** IV & Guhan Subramanian****

Staggered boards, which a majority of public companies now have, provide a powerful antitakeover defense, stronger than is commonly recognized. They provide antitakeover protection both by (i) forcing any hostile bidder, no matter when it emerges, to wait at least one year to gain control of the board, and (ii) requiring such a bidder to win two elections far apart in time rather than a one-time referendum on its offer. Using a new data set that includes all hostile bids in the five-year period 1996-2000, we find that not a single hostile bid came close to winning a ballot box victory against an "effective" staggered board (ESB). We also find that an ESB nearly doubles the odds that the average target in our data set will remain independent, from 34% to 61%, halves the odds that a first bidder will be successful, from 34% to 14%, and reduces the odds that our average target will be forced to sell to a white knight, from 32% to 25%. Furthermore, we find that the shareholders of targets that remain independent in our data set are made substantially worse off compared with accepting the bid, and that ESB's do not provide sufficient countervailing benefits in terms of increased premia to offset the increased costs of remaining independent. Overall, our estimates indicate that, in the period that we study, ESB's reduced the expected returns of the shareholders of hostile bid targets by 8-10%. Finally, we show that most staggered boards were adopted before the developments in takeover doctrine that make ESB's such a potent defense. Our findings call for a reconsideration of the rules governing takeover defenses. In particular, we argue that, at least in the absence of explicit shareholder authorization, managers who lose one election over an outstanding bid should not be allowed to further block the bid with a pill-ESB combination.

JEL classification: G30, G34, K22
Key words: Takeovers, Defensive tactics, boards, mergers and acquisitions

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©2002 Lucian Bebchuk, John C. Coates IV & Guhan Subramanian. All Rights Reserved

* William J. Friedman and Alicia Townsend Friedman Professor of Law, Economics, and Finance, Harvard Law School; Research Associate, National Bureau of Economic Research and Center for Economic Policy Research.

** Professor of Law, Harvard Law School.

*** Assistant Professor of Business Administration, Harvard Business School. For helpful comments we are grateful to Barry Cohen, Susan A. Chen, Marcel Kahan, Louis Kaplow, Jack Jacobs, Roberta Romano, Leo Strine and participants in presentations at Harvard Business School, Harvard Law School, the Harvard JD/MBA alumni meeting, the Vanderbilt conference on empirical research in corporate law, the 2001 annual meeting of the American Law and Economics Association, the NYU Law and Business "bridge group," and the University of Tilburg. In a companion paper, *The Effect of Takeover Defenses*, we plan to develop further our empirical analysis of takeover defenses.

E 6

boards affect director effectiveness. As previously reported, Weisbach (1988) shows that turnover is more sensitive to firm performance at firms with a majority of outside directors. I test the effect of staggered elections on this relation by running a regression that includes an interaction term between market-adjusted return and the classified board and majority outside director dummy variables in addition to the interaction term between market-adjusted return and the indicator variable for outsider-dominated boards. Column 3 of Table 7 presents the results of this regression.

Consistent with Weisbach (1988), the interaction term between market-adjusted return and outsider-dominated board is negative and statistically significant. Thus, CEOs are more likely to lose their jobs for poor performance at firms with outsider-dominated boards. Note, however, that this variable tells a complete story only for firms without classified boards. For firms with classified boards, the relevant number is the sum of the coefficients on this variable and on the interaction term between market-adjusted return and the dummy variables for classified boards and outsider-dominated boards. As Table 7 shows, the additional term is positive and significant at the 5% level. Furthermore, the sum of the coefficients on these two variables is statistically indistinguishable from zero. Thus, for firms that elect directors to staggered terms, having an outsider-dominated board does not affect the sensitivity of CEO turnover to firm performance.

Results for variables not reported in Table 7 are consistent with prior studies on executive turnover. As in Denis, Denis, and Sarin (1997), I find that higher managerial ownership significantly reduces the likelihood and performance sensitivity of forced turnover, while higher outside block ownership has the opposite effect. I also confirm the finding of Goyal and Park (2002) that vesting the positions of CEO and chairman of the board in the same individual significantly reduces the incidence of CEO turnover and its sensitivity to firm performance. In contrast, Delaware incorporation increases the likelihood and performance sensitivity of forced turnover. However, I do not find any significant effect for poison pills, independent nominating committees, and board size.

5.2. CEO compensation incentives

In addition to hiring and firing the CEO, an important board function is to provide appropriate managerial incentives through well-designed compensation contracts. Here, I study how staggered elections affect the board's effectiveness in performing this function by analyzing the impact of classified boards on the sensitivity of CEO compensation to firm performance. Jensen and Murphy (1990), Yermack (1996), and several other papers define pay-performance sensitivity as the dollar change in CEO compensation per $1,000 change in shareholder wealth, estimated by regressing annual changes in CEO compensation on annual changes in shareholder wealth. Following these authors, I calculate the change in shareholder wealth for each year as the product of the percentage return to shareholders during the year and the firm's market value at the end of the preceding year, both as reported in CRSP and adjusted for inflation.

I define two measures of CEO compensation. The first is salary plus bonus. The second includes salary, bonus, the value of stock options and restricted stock granted during the year, long-term incentive payouts, and other annual compensation amounts. Both are based on Execucomp data and are adjusted for inflation.

I then estimate regressions of the first difference of CEO compensation on the change in shareholder wealth for each firm-year over 1995–2002. To capture the effect of classified

boards on pay-performance sensitivity, I include an interaction term between classified boards and the change in shareholder wealth. Cichello (2005) and Aggarwal and Samwick (1999) show that pay-performance sensitivity is affected by firm size and firm risk as measured by the cumulative density functions of market capitalization and the standard deviation of returns, respectively. I control for these findings by including interaction terms between the change in shareholder wealth and firm risk (as measured by the cumulative density function of the standard deviation of returns) and firm size (as measured by the cumulative density function of market capitalization). I also control for the potential effect of other governance factors by including interaction terms between the change in shareholder wealth and each of managerial ownership, outside block ownership, the proportion of independent directors, board size, poison pills, independent nominating committees, and Delaware incorporation. Results are presented in Table 8. Panel A presents the results for the change in salary plus bonus, while Panel B presents the results for the change in total flow compensation.

Consistent with prior studies, the first column of each panel of Table 8 shows a positive and significant relation between the change in CEO compensation and the change in shareholder wealth. The second columns include the interaction term between classified board and the change in shareholder wealth as well as controls for other governance factors and firm size and return volatility. As the table shows, the interaction term is negative and significant at the 5% level, indicating that firms with classified boards provide significantly lower compensation incentives for their chief executives. Since Sections 2.4 and 5.1 show that these firms underperform firms that elect directors to annual terms and are less likely to fire their CEOs for poor performance, this suggests that classified boards benefit CEOs at the expense of shareholders by shielding them and their compensation packages from the effect of poor firm performance.

5.3. Proxy contests and shareholder proposals

Proxy contests and shareholder proposals are important avenues for shareholders attempting to influence management. While proxy contests are hostile and can result in forceful removal of directors, proposals are typically precatory in the sense that approval by shareholders does not obligate management to implement them. Both provide an opportunity to study whether and how staggered elections insulate directors.

I search Factiva for proxy contest information on each sample firm from 1995 to 2003. There are 102 contests, of which 43 and 59 occur at firms with classified and non-classified boards, respectively. I then estimate logistic regressions similar to those in Section 5.1 above, controlling for other determinants of the probability of a proxy contest as in Faleye (2004). I find that classified boards significantly reduce the incidence and performance sensitivity of proxy contests, with p-values lower than 0.01.

I collect data on shareholder proposals from The Corporate Library web site. The data cover 1,813 proposals at 251 firms between 2000 and 2004. Classified boards receive 926 proposals, while non-classified boards receive 887. I find that 31% of proposals at firms with classified boards are majority-approved by shareholders, compared to 8% for firms without classified boards. Nevertheless, non-classified boards implement 46% of approved proposals, compared to only 24% by classified boards. Moreover, in nearly 25% of implemented proposals, classified boards act only after such proposals have gained

Shareholder Rights Project

> The Shareholder Rights Project (SRP) was established by the Harvard Law School Program on Institutional Investors to contribute to education, discourse, and research related to efforts by institutional investors to improve corporate governance arrangements at publicly traded firms. During the previous three academic years (2011-2012 through 2013-2014), the SRP operated a clinic that assisted institutional investors (several public pension funds and a foundation) in moving S&P 500 and Fortune 500 companies towards annual elections. This work contributed to board declassification at about 100 S&P 500 and Fortune 500 companies. With work on the declassification project completed last summer, the clinic has not been operating during the current academic year. This website provides information about the work done by the SRP clinic during its three years of operation; a detailed final report on this work will be issued in 2015. Any communications with respect to the SRP clinic should be attributed solely to the SRP and not to Harvard Law School or Harvard University.

 **98 Companies Declassified during the 2012, 2013 and 2014 Proxy Seasons**

This page provides details about the 98 declassifications that took place during the 2012, 2013 and 2014 proxy seasons as a result of the work of the SRP clinic and investors that worked with the SRP clinic. These 98 companies had an aggregate market capitalization exceeding one trillion dollars as of June 30, 2014. As explained in greater detail below:

- 42 companies declassified during 2012 as a result of the work by the SRP clinic and investors that worked with the SRP clinic;
- 39 companies declassified during the 2013 proxy season as a result of such work; and
- 17 companies declassified during the 2014 proxy season as a result of such work.

42 Companies Declassified during the 2012 proxy season

Altogether as a result of the work by the SRP clinic and investors that worked with the SRP clinic, 42 companies declassified during the 2012 proxy season (listed in Table 1 below). These declassifications resulted from following ways:

- 32 companies (listed in Panel A of Table 1 below) declassified following agreements with investors that worked with the SRP clinic during the 2012 proxy season;
- 7 companies (listed in Panel B of Table 1 below) declassified during the 2012 proxy season following agreements with the SBA and the NCF, which worked with the American Corporate Governance Institute (ACGI) to submit shareholder proposals during the 2011 proxy season; and
- 3 companies (listed in Panel C of Table 1 below) declassified following successful precatory proposals during the 2012 proxy season through bylaw amendments (where company's classified board structures are set out in its bylaws, it may declassify without a shareholder vote).

39 Companies Declassified during the 2013 proxy season

Altogether as a result of the work by the SRP clinic and investors that worked with the SRP clinic, 39 companies declassified during the 2013 proxy season (listed in Table 2 below). These declassifications resulted from following ways:

- 29 companies (listed in Panel A of Table 2 below) declassified following agreements to bring management declassification proposals to a shareholder vote during the 2013 proxy season;
- 1 company (listed in Panel A of Table 2 below) declassified following an agreement during the 2013 proxy season by amending its bylaws (where company's classified board structures are set out in a company's bylaws, it may declassify without a shareholder vote);
- 7 companies (listed in Panel B of Table 2 below) declassified following agreements during the 2012 proxy season with investors that worked with the SRP clinic; and
- 2 companies (listed in Panel C of Table 2 below) declassified by bringing management declassification proposals to a vote at their annual meetings during the 2013 proxy season following successful precatory declassification proposals submitted to those companies during the 2012 proxy season by investors that worked with the SRP clinic.

THE INFLUENCE OF ANTITAKEOVER STATUTES ON INCORPORATION CHOICE: EVIDENCE ON THE "RACE" DEBATE AND ANTITAKEOVER OVERREACHING

GUHAN SUBRAMANIAN[†]

Commentators have long debated whether competition among states for corporate charters represents a race to the top or a race to the bottom. Race-to-the-top advocates recently have gained ground in this debate on the basis of the general corporate migration to Delaware in the 1990s and empirical evidence suggesting that Delaware incorporation increases shareholder wealth. This Article uses second-generation state antitakeover statutes to shed additional light on this debate. I use a new database of reincorporations from the 1990s to show that managers generally migrate to (and fail to migrate away from) typical antitakeover statutes. Given the robust econometric evidence that these statutes increase managerial agency costs and reduce shareholder wealth, my results are generally consistent with the race-to-the-bottom view. However, I also find some evidence that managers migrate away from the more severe antitakeover statutes in Massachusetts, Ohio, and Pennsylvania, through incorporation choice and opt-out from these statutes. This finding introduces the possibility of "overreaching" in the corporate charter marketplace and suggests potential limits on the race to the bottom. The results have implications for recent developments in corporate charter competition in both the United States and the European Union.

[†] Assistant Professor of Business Administration, Harvard Business School. A.B. Harvard College; J.D. Harvard Law School; M.B.A. Harvard Business School. I thank Constance Bagley, George Baker, Jason Barro, Lucian Bebchuk, Keith Paul Bishop, John Coates, Jill Fisch, Brian Hall, Marcel Kahan, Tom Knox, Mark Roe, Lynn Stout, Leo Strine, and seminar participants at Harvard Business School, Harvard Law School, and the Vanderbilt Conference on Empirical Research in Corporate Law for helpful comments on earlier drafts. I also thank Michelle Kalka for excellent research assistance. The Division of Research at the Harvard Business School provided financial support.

C

Michigan Law Review
June, 1988

*1635 THE PROMISE OF STATE TAKEOVER STATUTES

Richard A. Booth [FNa]

Copyright 1988 by the Michigan Law Review Association; Richard A. Booth

86 MILR 1635
86 Mich. L. Rev. 1635

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INTRODUCTION

For more than a decade, the two-tier tender offer has baffled the courts, mystified the legislatures, and haunted the law reviews. [FN1] This puzzling spectre has tormented legal thinkers with a practical dilemma. On the one hand, such offers appear to be coercive, [FN2] and, perhaps worse, the threat of coercion has been cited as a justification (or excuse) for the most offensive defensive tactics, such as greenmail and poison pills. [FN3] On the other hand, two-tier offers seem on the average to benefit shareholders who in spite of apparent coercion receive significant*1637 premiums in connection with such offers. [FN4] Thus, though the worry persists, partial and two-tier offers remain wholly unregulated under the Williams Act, the general federal tender offer law, which, ironically, was meant to insure that every tender offer is a fair fight. [FN5]

The continued availability of coercive offers has been an important reason for widespread state takeover legislation. [FN6] Despite the fact that in 1982 the Supreme Court in *Edgar v. MITE Corp.* [FN7] held that an Illinois statute, which, among other things, required advance notice of tender offers and provided for a fairness review by a state official, was unconstitutional as an undue burden on interstate commerce, many states have adopted second-generation takeover statutes. [FN8] The new *1638 statutes have taken several forms, though all have sought to regulate hostile acquisitions by focusing on aspects of corporate governance that have traditionally been matters of state law. [FN9]

State takeover laws have been roundly criticized as economically inefficient protectionist legislation. [FN10] The conventional wisdom is that *1639 takeovers promote efficiency by threatening slack managers with removal. In the argot of legal economists, takeovers are said to reduce agency costs. [FN11] The disciplined manager is thus induced to make the enterprise as profitable as possible, assuring that corporate resources are put to their highest and best use. Consistent with this view, second-generation statutes were almost invariably struck down as unconstitutional. But to the presumable surprise of most courts and commentators who had spoken on the subject, the U.S. Supreme Court in *CTS Corp. v. Dynamics Corp. of America* upheld Indiana's second-generation statute. [FN12] It had been widely expected that the Court would overturn the Indiana act on the theory that a state statute which seeks to regulate the takeover process constitutes an impermissible burden on interstate commerce. [FN13] It had become an article of faith, it seems, that the market for corporate control was wholly within the federal domain and that no thinly (or thickly) veiled effort by the states to help entrench local management could be tolerated. [FN14]

With the decision in *CTS*, it became clear that there is constitutional room for state law in the takeover field. And while state takeover statutes continue to be heavily criticized (together with the decision of the Supreme Court upholding the Indiana act), more and more states, including Delaware, rush to enact them. [FN15] In the final *1640 analysis, however, the Indiana Control Share Acquisition Chapter [FN16] and other state takeover laws which, like the Indiana Act, seek to regulate the purchase of control shares—though they may have been prompted by protectionist motivations—are a remarkably intelligent approach to the problem of coercive tender offers.

The purpose of this article is, first, to describe the problems associated with two-tier tender offers and the closely related, and perhaps still more coercive, partial tender offer. Second, the article will address the natural question why such offers have not already been banned, suggesting a better view of what coercion means in the context of a tender offer. Third, the article will offer a management-oriented view of coercion, explaining the legitimate interests of managers (and other groups) in resisting takeovers, as well as how greenmail and poison pills, though subject to abuse, can be used quite properly to combat coercion. Fourth, the article will describe the variety of second-generation takeover statutes and consider how they attack the